SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

		Year Ended December 31,
		2014		2013		2012

Earnings
	Pre-tax net income	$46,909		$33,715		$19,513
	Add:
	Fixed charges	46,990		40,490		34,364
	Noncontrolling interests	43		—		—
	Earnings, as adjusted	$93,942		$74,205		$53,877

Fixed charges
	Interest expensed and capitalized	$42,923		$37,851		$31,997
	Amortized premiums, discounts and capitalized expenses related to indebtedness	4,035		2,609		2,338
	Estimate of interest within rental expense	32		30		29
	Fixed charges, as adjusted	46,990		40,490		34,364
	Preferred stock dividends (1)	10,242		7,966		—
	Combined fixed charges and preferred stock dividends	$57,232		$48,456		$34,364

	Ratio of earnings to fixed charges	2.00	x	1.83	x	1.57	x

	Ratio of earnings to combined fixed charges and preferred stock dividends	1.64	x	1.53	x	1.57	x

(1) The Company did not have any preferred stock outstanding during the year ended December 31, 2012.